UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 1, 2018

BUSINESS FIRST BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Louisiana	333-200112	20-5340628
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Laurel Street, Suite 101 Baton Rouge, Louisiana		70801
(Address of principal executive offices)		(Zip code)

Registrant’s telephone number, including area code: (225) 248-7600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 40 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                                                                                                                                                ☒

1.01	Entry into a Material Definitive Agreement.

On June 4, 2018, Business First Bancshares, Inc. (“BFST”), a Louisiana corporation and the parent holding company of Business First Bank, and Richland State Bancorp, Inc. (“RSBI”), a Louisiana corporation and the parent holding company of Richland State Bank, entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”), pursuant to which RSBI will merge with and into BFST, with BFST being the surviving corporation. Immediately following the merger, Richland State Bank will merge with and into Business First Bank, with Business First Bank surviving the merger.

Under the terms of the Reorganization Agreement, at the effective time of the acquisition, RSBI’s shareholders and optionholders will receive, in the aggregate, 1,679,608 shares of BFST common stock and $10,627,737 in cash, subject to certain potential adjustments set forth in the Reorganization Agreement. Prior to closing, each RSBI stock option still outstanding will be cancelled in exchange for a cash amount determined under the terms of the Reorganization Agreement.

The Reorganization Agreement contains customary representations and warranties and covenants by BFST and RSBI.  Included among the covenants contained in the Reorganization Agreement is the obligation of RSBI not to solicit, initiate, encourage or otherwise facilitate any inquiries or other proposals related to, participate in any discussions or negotiations regarding or furnish any nonpublic information related to, any alternative business combination transaction, subject to certain exceptions.  In the event that RSBI receives an unsolicited proposal with respect to an alternative business combination transaction that its board of directors determines to be superior to the transaction with BFST, BFST will have an opportunity to match the terms of such proposal, subject to certain requirements.

The assertions embodied in the representations and warranties contained in the Reorganization Agreement were made solely for purposes of the Reorganization Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating terms.  Moreover, the representations and warranties are subject to contractual standards of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between BFST and RSBI rather than establishing matters as facts.  For the foregoing reasons, no one should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information regarding BFST or RSBI at the time they were made or otherwise.  The representations and warranties of the parties will not survive the closing.

The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the merger by the shareholders of RSBI. The Reorganization Agreement also provides certain termination rights for both BFST and RSBI, and further provides that a termination fee of $2,250,000 will be payable by RSBI upon termination of the Reorganization Agreement under certain circumstances related to pursuit of an alternative business combination transaction.

The foregoing summary of the Reorganization Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K.

The Reorganization Agreement has been approved by the boards of directors of each of BFST and RSBI, and the Reorganization Agreement has been executed and delivered by each of the parties.  Subject to the satisfaction of all closing conditions, including the receipt of all required regulatory and shareholder approvals, the merger is expected to be completed in the fourth quarter of 2018.  In connection with the execution of the Reorganization Agreement, the non-employee directors of RSBI entered into customary non-competition agreements, and all of RSBI’s directors and executive officers entered into a voting agreement related to the transaction.  The non-competition agreements provide generally that the executing party will not solicit the former employees or customers of RSBI, or otherwise engage in banking activities in competition with BFST, for a period of two years following the effective date of the merger, subject to certain exceptions.  The voting agreements generally provide that the executing party will vote his or her shares in favor of the Reorganization Agreement at any meeting of the RSBI shareholders called to consider such transaction(s).  Additionally, Jerome Vascocu, the President and Chief Executive Officer of RSBI, has entered into an employment agreement with BFST to become effective upon closing of the acquisition, under which Mr. Vascocu would serve as the Chairman of BFST’s Northeast Louisiana region.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BFST, RSBI AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related joint proxy statement/prospectus, when filed, as well as other documents filed with the SEC by BFST through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by BFST will also be available free of charge by directing a request by phone, email or mail to Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Ruston, Louisiana 70801 Attn: Corporate Secretary. BFST’s telephone number is (225) 248-7600.

7.01  Regulation FD Disclosure.

On June 4, 2018, BFST issued a press release announcing the execution of the Reorganization Agreement and related information, a copy of which is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

On June 4, 2018, BFST issued a press release announcing that it commenced an underwritten public offering of shares of its common stock, a copy of which is furnished as Exhibit 99.2 hereto and is incorporated by reference herein. In connection with the commencement of the offering, BFST and the underwriters will make presentations to investors. A copy of the presentation materials is furnished as Exhibit 99.3 hereto and is incorporated by reference herein.

As provided in General Instruction B.2 to Form 8-K, the information furnished as Exhibits 99.1, 99.2 and 99.3 to this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization by and between Business First Bancshares, Inc. and Richland State Bancorp, Inc., dated June 1, 2018.

99.1	Press Release issued by Business First Bancshares, Inc. announcing the execution of the Reorganization Agreement and related information, dated June 4, 2018.

99.2	Press Release issued by Business First Bancshares, Inc. announcing commencement of an underwritten public offering, dated June 4, 2018.

99.3	Investor Presentation, dated June 4, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 4, 2018

Business First bancshares, inc.

By:	/s/ David R. Melville, III
David R. Melville, III
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization by and between Business First Bancshares, Inc. and Richland State Bancorp, Inc., dated June 1, 2018.

99.1	Press Release issued by Business First Bancshares, Inc. announcing the execution of the Reorganization Agreement and related information, dated June 4, 2018.

99.2	Press Release issued by Business First Bancshares, Inc. announcing commencement of an underwritten public offering, dated June 4, 2018.

99.3	Investor Presentation, dated June 4, 2018.